UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                         GALYAN'S TRADING COMPANY, INC.
                       ----------------------------------
                            (Name of Subject Company)

                         GALYAN'S TRADING COMPANY, INC.
                       ----------------------------------
                       (Names of Persons Filing Statement)

                           Common Stock (no par value)
                           ---------------------------
                         (Title of Class of Securities)

                                     36458R
                      (CUSIP Number of Class of Securities)

                                  C. David Zoba
             Executive Vice President, General Counsel and Secretary
                 One Galyans Parkway, Plainfield, Indiana 46168
                            Telephone: (317) 612-2000
                            -------------------------
                            Facsimile: (317) 532-0269
                            -------------------------

                 (Name, address, and telephone numbers of person
                        authorized to receive notices and
                 communications on behalf of the persons filing
                                   statement)

                                    Copy to:
                             Drake S. Tempest, Esq.
                              O'Melveny & Myers LLP
                               Times Square Tower
                                 7 Times Square
                               New York, NY 10036
                            Facsimile: (212) 326-2061

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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[GRAPHIC OMITTED]

Memo

To:      All Associates

From:    Human Resources

Date:    06/23/2004

Re:      Transition FAQ's

--------------------------------------------------------------------------------

Here are some common questions that we are getting at aquestion@galyans.com. Please continue to send your questions to this address as they arise.

1. Will my health benefits be continued upon separation from GALYANS? The answer to this question depends on the situation.

            o    If you are offered and accept a position with Dick's Sporting
                  Goods, you will keep your health benefits under the better of GALYANS plan or Dick's Sporting Goods plan. We are currently working with Dick's Sporting Goods to determine the details of the plan.

            o If you are not offered a position with Dick's Sporting Goods and your employment with GALYANS ends, your employee health benefits end on the day you leave. You will have the option, at your own expense, to continue health benefits through COBRA. COBRA coverage lasts for up to 18 months.

2.       What will happen to my other benefits (such as the employee discount)?

         These benefits will no longer be available once your employment is separated from GALYANS.

3.       Will outplacement services be provided?

         Yes, we are currently working with an outside agency to provide career search and interview training to any interested associate. We also plan to help corporate office associates with developing resumes. However, we have not completed the sales transaction and must continue to run our business. Within a few weeks we will bring these programs online.

4.       Will vacation days be paid out upon separation?

         Yes, any earned, unused vacation days will be paid out upon separation. Unused personal days will not be paid out. To use your personal days, please see your supervisor.

5.       When will I find out how much longer I will be working for Galyans?

         Until the transaction is complete, we are a separate entity and must run our business as usual. There are many factors that will impact how much longer you will be working for GALYANS. As soon as we find out, you will find out.

6.       I own Galyans Stock. What will happen to my shares?

         We have had many questions on stock options, ESPP, 401k, and stock in personal brokerage accounts. We will issue a separate memo shortly to address these topics.

7.       Will hourly associates receive the same severance package?

         Yes, hourly associates are eligible for the same severance package, which is one week for every year of service with a minimum of two weeks.

8.       I am on a leave of absence. Will this affect my severance package?

         We are doing additional research on this and will update you as soon as we have the facts.

9.       Can we wear jeans everyday?

         No, we are conducting business as usual, which includes adhering to our dress code policy. Of course, you may continue to wear jeans on Fridays.

10.      Will GALYANS be offering stay-on bonuses?

         Yes, there are limited funds available for stay-on bonuses. Some of these bonuses will be determined by GALYANS, and some of them will be determined by Dick's Sporting Goods. We are currently working on the program details as to who will be eligible and the amounts. As soon as this information is available, it will be communicated through your supervisor.

We appreciate you providing us with these questions as other associates have them on their mind as well.

We are currently working on other questions that have been submitted. Please continue reading these updates as they are sent out. If you have any further questions, please submit them to aquestion@galyans.com.


Additional Information

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.